[Reference Translation]

November 5, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203 Securities exchanges throughout Japan)
Name and Title of Contact Person:
Tetsuya Otake, Managing Officer
(Telephone Number: 0565-28-2121)

Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to avoid dilution of common shares of TMC as a result of the issuance of the First Series Model AA Class Shares) conducted in October pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on April 28, 2015, June 16, 2015 and August 4, 2015, as follows:

We also inform you that the portion of the repurchase of shares pursuant to the resolution at meetings of the board of directors held on April 28, 2015 and June 16, 2015, including details decided thereafter, has been completed.

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)
2. Total number of shares repurchased :	13,455,800 shares
3. Total purchase price:	99,083,064,500 JPY
4. Method of acquisition:	Discretionary trading by a securities company
5. Period of repurchase:	From October 1, 2015 to October 29, 2015

(Reference)

I.	Repurchase of shares resolved at meetings of the board of directors held on April 28, 2015 and June 16, 2015, including details decided thereafter (Repurchase of shares in order to avoid dilution of common shares of TMC as a result of the issuance of the First Series Model AA Class Shares)

1.	Method of repurchase

Discretionary trading by a securities company

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	47.1 million shares (maximum)

(3) Total purchase price for repurchase of shares	600 billion JPY (maximum)

(4) Period of repurchase	From August 10, 2015 to November 30, 2015

II.	Total number of shares of our common stock repurchased pursuant to the above resolutions of the board of directors (as of November 5, 2015)

(1) Total number of shares repurchased: 47,100,000 shares

(2) Total purchase price for repurchased shares: 348,212,313,403JPY

We would also like to inform you that another repurchase of shares was resolved at a meeting of the board of directors held on May 8, 2015 in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment, as follows (including details decided thereafter):

1.	Method of repurchase

Purchase in the market through a trust bank

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	40 million shares (maximum)

(3) Total purchase price for repurchase of shares	300 billion JPY (maximum)

(4) Period of repurchase	From December 1, 2015 to March 24, 2016